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                                                                      EXHIBIT 2



                                  June 27, 2000


[Holder]
[Address]

Dear Holder:

         Shoney's, Inc., a Tennessee corporation ("Shoney's"), intends to offer (the "Offer") to purchase for cash any and all of the outstanding Liquid Yield Option Notes due 2004 (zero coupon) (the "Debentures") issued by Shoney's, and to solicit consents (the "Consents") to certain proposed amendments to the indenture (the "Indenture") pursuant to which the Debentures were issued. The Offer (including any Consent payment) will be for $250.00 per $1,000.00 in principal amount at maturity (which, as of the date of this Letter Agreement, is an aggregate of $177,358,000) of the Debentures (the "Purchase Price"), net to the Seller in cash, and upon such other terms and subject to such conditions as shall be set forth in Shoney's Purchase Offer and Consent Solicitation Statement (the "Statement"). The Statement and the Offer will contain conditions, terms and procedures that are the same in all material respects as were contained in the previous offer for the Debentures made by Shoney's on March 27, 2000 with the exception of price and proposed amendments that might be made to the indenture pursuant to which the Debentures were issued. Shoney's anticipates that the Offer will expire no later than August 31, 2000.

         This letter agreement (the "Letter Agreement") sets forth the terms and conditions by which you (the "Seller") (1) irrevocably and unconditionally agree to deposit your Debentures pursuant to the offer; and (2) grant an Option (as defined below) to Shoney's to purchase all of your Debentures. This Letter Agreement also is your agreement to ensure that your affiliates are bound by and perform your obligations as Seller hereunder, and any reference to "you" or "Seller" in this Letter Agreement shall include your affiliates, all to the extent applicable.

         Shoney's understands and, by your acceptance of this Letter Agreement, you represent and warrant to Shoney's that as of the date hereof, you beneficially own, directly or indirectly, and exercise direction or control over, the aggregate principal amount of Debentures set forth opposite your name on the signature page to this Letter Agreement. Upon Shoney's receipt of (i) fully executed counterparts of letter agreements in the form of this Letter Agreement between Shoney's and the beneficial owners of not less than 58% of the outstanding principal amount of the Debentures and (ii) fully executed counterparts of letter agreements between Shoney's and the beneficial owners of not less than 72% of the outstanding principal amount at maturity of the 8 1/4% Convertible Subordinated Debentures due 2002 (the "TPI Debentures") originally issued by TPI Enterprises, Inc., and subsequently assumed by Shoney's (by which such beneficial owners also grant to Shoney's options to purchase their TPI Debentures on terms acceptable to Shoney's), Shoney's will pay $125,000.00 to the firm of Pachulski, Stang, Ziehl, Young & Jones, P.C. (the "Committee Counsel" as its fee, which shall be deemed fully and unconditionally earned by the Committee Counsel at that time. Notwithstanding this fee arrangement being contained in multiple counterparts of this Letter Agreement being executed by other holders of Debentures and TPI Debentures, Committee Counsel shall be entitled only to one payment of $125,000.00 for services on behalf of all signatories to counterparts of this Letter Agreement and shall not be entitled to any further payment from Shoney's

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June 27, 2000
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in connection with the transactions contemplated by this Letter Agreement, other counterparts of this Letter Agreement or the Offer.

         SECTION 1. DEPOSIT PURSUANT TO OFFER.

         1.1 Deposit. Subject to Section 7 of this Letter Agreement, Seller hereby irrevocably and unconditionally agrees to deposit all of his, her or its Debentures, together with a completed and executed letter of transmittal, pursuant to and in accordance with the terms of the Offer prior to the initial expiration date of the Offer.

         1.2 Non-Withdrawal. Notwithstanding any statutory or other rights as may be granted by the terms of the Offer or otherwise that Seller might have, Seller, subject to Section 7 of this Letter Agreement, hereby irrevocably and unconditionally agrees not to withdraw or take any action to withdraw any portion of his, her or its Debentures or Consents following the deposit of such Debentures and the giving of such Consents pursuant to the Offer.

         SECTION 2. OPTION TO PURCHASE DEBENTURES.

         2.1 Grant of Option. On the terms and subject to the conditions set forth in this Letter Agreement (including, without limitation, Section 7), Seller hereby grants to Shoney's an irrevocable option (the "Option") to purchase all of the right, title and interest of Seller in and to all of Seller's Debentures for the Purchase Price.

         2.2 Exercise of the Option. The Option shall become exercisable two (2) business days following the date on which the Offer terminates or expires, without being extended by Shoney's. Shoney's may exercise the option in while, but not in part, in accordance with the terms of Section 2.1 of this Letter Agreement at any time on or before September 3, 2000 (the "Exercise Period"). If Shoney's exercises the Option, it must do so with respect to all Debentures of all persons or entities that have executed counterparts of this Letter Agreement. In the event that Shoney's is entitled to and wishes to exercise the Option, Shoney's shall send or give notice (the "Notice" and the date on which the Notice is sent or given to shall be referred to herein as the "Notice Date") to Seller at the address set forth above specifying the place and the date (which shall be no later than September 6, 2000 (the "Closing Date") for the closing of such purchase (the "Closing"). Any exercise of the Option shall be deemed to have occurred on the Closing Date.

         2.3 Closing. At the Closing, simultaneously with the payment by Shoney's of the Purchase Price for Seller's Debentures, Seller shall deliver, or cause to be delivered, to Shoney's certificates representing Seller's Debentures duly endorsed to Shoney's or accompanied by bond powers duly executed by Seller in blank, together with any necessary bond transfer stamps properly affixed or, if Seller's Debentures are held by a nominee in street name, an irrevocable instrument of transfer in such form as Shoney's shall provide.

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June 27, 2000
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         SECTION 3. SELLER'S REPRESENTATIONS AND WARRANTIES.

         Seller hereby represents and warrants to and in favor of Shoney's that:

                  (a) Seller has the power and capacity and has received all requisite approvals to enter into this Letter Agreement and to perform its obligations hereunder and this Letter Agreement is a valid and binding agreement enforceable by Shoney's against Seller in accordance with its terms;

                  (b) Seller is (and, if possible, upon the deposit of Seller's Debentures pursuant to the Offer, will be) the sole beneficial owner of Seller's Debentures and has and will have the exclusive right to dispose of Seller's Debentures as provided in this Letter Agreement;

                  (c) Seller's Debentures are, or prior to the expiration of the offer, will be owned (and, if applicable, will be acquired by Shoney's) with good and marketable title, free and clear of any and all mortgages, liens, charges, encumbrances and adverse claims;

                  (d) no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of Seller's Debentures or any interest therein or right thereto, except pursuant to this Letter Agreement; and

                  (e) the execution and delivery of this Letter Agreement and the fulfillment of the terms hereof by Seller do not and will not result in a breach of any agreement or instrument to which Seller is a party or by which Seller is contractually bound.

         SECTION 4. COVENANTS OF SELLER.

         Seller hereby covenants that during the term of this Letter Agreement Seller will:

                  (a) not sell, assign, convey or otherwise dispose of any of Seller's Debentures except pursuant to and in accordance with this Letter Agreement;

                  (b) not exercise any rights or remedies available at common law or pursuant to applicable corporate and securities laws to delay, hinder, upset or challenge the Offer; provided, however, that this provision is not intended to limit Seller's right to require Shoney's to comply with applicable securities laws or the terms of this Letter Agreement;

                  (c) not assist, and will oppose, any proposed action by Shoney's noteholders or others that might reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Offer; provided, however, that this provision shall not

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June 27, 2000
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         require Seller to incur any cost or expense or initiate any litigation or other proceeding in order to comply with these obligations; and

                  (d) use Seller's reasonable efforts to assist Shoney's to successfully complete the Offer and the acquisition of the Debentures; provided, however, that this provision shall not require Seller to incur any cost or expense or initiate any litigation or other proceeding in order to comply with these obligations.

         SECTION 5. SHONEY'S REPRESENTATIONS AND WARRANTIES.

         Shoney's hereby represents and warrants to and in favor of Seller that:

                  (a) Shoney's has the power and capacity and has received all requisite approvals to enter into this Letter Agreement and to perform its obligations hereunder and this Letter Agreement is a valid and binding agreement enforceable by Seller against Shoney's in accordance with its terms; and

                  (b) the execution and delivery of this Letter of Agreement and the fulfillment of the terms hereof by Shoney's do not and will not result in a breach of any agreement or instrument to which Shoney's is a party or by which Shoney's is contractually bound.

         SECTION 6. COVENANTS OF SHONEY'S.

         Shoney's hereby covenants that it will:

                  (a) announce the Offer within two (2) business days of receiving letter agreements in the form of this Letter Agreement from holders of not less than a majority of the outstanding principal amount of the Debentures;

                  (b) within five (5) business days following announcement of the Offer, file with the United States Securities and Exchange Commission ("SEC") the Statement and any required ancillary documents relating to the Offer;

                  (c) within five (5) business days following regulatory clearance of the Statement by the SEC, commence the Offer;

                  (d) use its reasonable commercial efforts to successfully complete the Offer and, subject to the terms and conditions of the offer, will consummate the Offer if 90% or more of each of the Debentures and the TPI Debentures have been tendered in the Offer; provided, however, that nothing in this Letter Agreement shall obligate
         Shoney's: (1) to keep the Offer open for acceptance beyond the expiration date of the Offer (as it may be extended from time

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June 27, 2000
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         to time); or (2) to complete the Offer if less than 90% of each of the
         Debentures and the TPI Debentures have been tendered in the Offer;

                  (e) provide Committee Counsel, on a weekly basis, the percentage of Debentures that have been rendered pursuant to the Offer as of the end of the preceding week; and

                  (f) comply with the Indenture.

         SECTION 7. TERMINATION.

If the Option is not exercised in accordance with the terms and conditions of
Section 2.2, then, after the expiration of the Exercise Period, neither Seller nor Shoney's shall have any further rights or obligations under this Letter Agreement, which shall terminate (including the Option granted hereunder). In the event of such termination of this Letter Agreement, Seller may withdraw all of his, her or its Debentures deposited in accordance with the terms and conditions of the offer, this Letter Agreement shall forthwith be of no further force and effect as between Seller and Shoney's and there shall be no liability on the part of either Seller or Shoney's, except to the extent that either such party has not fulfilled its obligations under this Letter agreement that arose prior to its termination. In addition, Seller may withdraw its Debentures from the Offer (and terminate the Option granted hereunder) upon the earlier to occur of (i) the expiration of the Exercise Period, or (ii) any default by Shoney's in the performance of its obligations under this Letter Agreement, the Offer or the Statement. Notwithstanding anything in this Letter Agreement to the contrary, no termination as between Shoney's and Seller will in any way affect Committee Counsel's right to retain the fees paid pursuant to the third paragraph of this Letter Agreement.

         SECTION 8. GENERAL.

         8.1 Disclosure. Prior to the first public disclosure of the existence and terms and conditions of this Letter Agreement, none of the parties hereto shall disclose the existence of this Letter Agreement, or any details hereof, to any person without the prior written consent of the other parties hereto, except to the extent required by law or as necessary to enforce that party's rights under this Letter Agreement or the Indenture. The existence and terms and conditions of this Letter Agreement may be disclosed by Shoney's in press releases issued in connection with the Offer and in the Statement and the documents related thereto and may be disclosed by Seller to Seller's affiliates and professional advisors and consultants and as otherwise may be required by law or as necessary to enforce that party's rights under this Letter Agreement or the Indenture.

         8.2 Survival of Representations and Warranties. The representations and warranties made by Shoney's and Seller herein shall survive the Closing. No investigations made by or on behalf of either party or any of their respective agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party herein or pursuant hereto.

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June 27, 2000
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         8.3 Specific Performance and other Equitable Rights. Each of the parties recognizes and acknowledges that this Letter Agreement is an integral part of the Offer, that Shoney's would not contemplate causing the Offer to be made unless this Letter Agreement was executed, and that a breach by any party of any covenants or other commitments contained in this Letter Agreement will cause the other party to sustain injury for which such party would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it or they may be entitled, at law or in equity.

         8.4 Expenses. Shoney's and Seller shall each pay his, her or its legal, financial advisory and accounting costs incurred in connection with the preparation, execution and delivery of this Letter Agreement and all documents and instruments executed or prepared pursuant to this Letter Agreement.

         8.5 Governing Law; Counterparts; Amendments; Entire Agreement; Time. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee. This Letter Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of a telecopier transmission. This Letter Agreement may not be amended except by written agreement signed by the parties hereto. This Letter Agreement constitutes the entire agreement and understanding between the parties pertaining to the subject matter of this Letter Agreement. Time shall be of the essence of this Letter Agreement.

         If the terms and conditions of this Letter Agreement are acceptable to you, please so indicate by executing and returning the enclosed copy hereof to the undersigned prior to 11:59 p.m. (Central Daylight time) on June 27, 2000, failing which this letter shall be null and void.



                                           Yours truly,

                                           SHONEY'S, INC.


                                           By:
                                              ----------------------------------

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June 27, 2000
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ACCEPTANCE:

The foregoing Letter Agreement is
agreed to and accepted this
27 day of June, 2000.


/s/ Donald M. Farris                       $52,000,000
---------------------------------          -------------------------------------
Name:  Donald M. Farris                       $ Principal Amount
Title: Managing Director                      At Maturity of Debentures


The Debentures reside in:

         Courage Special Situations Fund, L.P.: 5,000,000
         V-One Opportunity Fund, L.P.: 47,000,000